December 17, 2007
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549
Attention: Jim B. Rosenberg

Re:	Meadowbrook Insurance Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 13, 2007 File Number: 001-14094
Securities and Exchange Commission, Division of Corporation Finance:
               On behalf of Meadowbrook Insurance Group, Inc., we provide the following information requested in Mr. Jim Rosenberg’s (Senior Assistant Chief Accountant) letter dated December 3, 2007 and have indicated, where applicable, our intent to provide information within our future Form 10-K’s, Form 10-Q’s, or other applicable SEC filings.
Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Losses and Loss Adjustment Expenses, page 31
1.	We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.

We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us revised disclosure that includes the following information for each material line of business and also consider providing any additional information to achieve this objective.
a.	Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:
1.	Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

2.	Identifies the unique development characteristics of each material short-tail and long-tail line of business.

3.	Describes the method you use to calculate the IBNR reserve for each material line of business. We note that you disclose IBNR is determined utilizing various actuarial methods based upon historical data. Please specifically disclose what actuarial methods are used for each line of business.

4.	Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.
b.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. This includes key inputs in the actuarial methods discussed above. In addition, please disclose the following:
1.	For each of your key assumptions, quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2.	Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.
c.	In order to show investors the potential variability in the most recent estimate on your loss reserve, quantify and present, preferably in a tabular format, the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.
Management’s Response:
The following is the proposed disclosure (based upon 2006 amounts), to be updated in 2007 and included in our 2007 Form 10-K. We have included references to the specific questions above as well as bolded the new disclosures.
Losses and Loss Adjustment Expenses
          Significant periods of time can elapse between the occurrence of a loss, the reporting of the loss to the insurer, and the insurer’s payment of that loss. To recognize liabilities for unpaid losses and loss adjustment expenses

(“LAE”), insurers establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported net losses and LAE.
     We establish a liability for losses and LAE, which represent case based estimates of reported unpaid losses and LAE and actuarial estimates of incurred but not reported losses (“IBNR”) and LAE. Such liabilities, by necessity, are based upon estimates and, while we believe the amount of our reserves is adequate, the ultimate liability may be greater or less than the estimate. As of December 31, 2006 and 2005, we have accrued $501.1 million and $458.7 million of gross loss and LAE reserves, respectively.
     Components of Losses and Loss Adjustment Expense (new heading)
     The following table sets forth our gross and net reserves for losses and LAE based upon an underlying source of data, at December 31, 2006 (in thousands):

	Case	IBNR	Total
Direct	$181,884	$227,864	$409,748
Assumed-Directly Managed (1)	17,777	41,264	59,041
Assumed-Residual Markets (2)	9,242	16,855	26,097
Assumed-Retroceded	1,281	227	1,508
Assumed-Other	3,031	1,652	4,683

Gross	213,215	287,862	501,077
Less Ceded	90,038	108,384	198,422

Net	$123,177	$179,478	$302,655

(1)	Directly managed represents business managed and processed by our underwriting, claims, and loss control departments, utilizing our internal systems and related controls.

(2)	Residual markets represent mandatory pooled workers’ compensation business allocated to individual insurance company writers based on the insurer’s market share in a given state.
     The reserves referenced in the above table related to our direct business and assumed business, which we directly manage (see footnote 1 above) and are established through transactions processed through our internal systems and related controls. Accordingly, the case reserves are established on a current basis, therefore there is no delay or lag in reporting of losses from a ceding company, and IBNR is determined utilizing various actuarial methods based upon historical data. Ultimate reserve estimates related to assumed business from residual markets are provided by individual states on a two (2) quarter lag between the date of the evaluation and the receipt of the estimate from NCCI, and include an estimated reserve based upon actuarial methods for this lag. Assumed business which is subsequently 100% retroceded to participating reinsurers relates to business previously discontinued and now is in run-off. Lastly, in relation to assumed business from other sources, we receive case and paid loss data within a forty-five (45) day reporting period and develop our estimates for IBNR based on both current and historical data.
     The completeness and accuracy of data received from cedants on assumed business that we do not manage directly is verified through monthly reconciliations to detailed statements, inception to date rollforwards of claim data, actuarial estimates of historical trends, field audits, and a series of management oversight reports on a program basis.

     The following table sets forth our net case and IBNR reserves for losses and LAE by line of business at December 31, 2006 (in thousands):

	Net Case	Net IBNR	Total
Workers’ Compensation	$60,882	$76,231	$137,113
Residual Markets	9,242	16,856	26,098
Commercial Multiple Peril/General Liability	21,340	41,716	63,056
Commercial Automobile	24,555	30,087	54,642
Other	7,158	14,588	21,746

Total	$123,177	$179,478	$302,655

     Claim Reserving Process and Methodology (new heading)
     When a claim is reported to one of our Insurance Company Subsidiaries, for the majority of claims, our claims personnel within our risk management subsidiary will establish a case reserve for the estimated amount of the ultimate payment. The amount of the reserve is primarily based upon a case-by-case evaluation of the type of claim involved, the circumstances surrounding each claim, and the policy provisions relating to the type of losses. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices, which focus on the ultimate probable cost of each reported claim, as well as the experience and knowledge of the claims person. Until the claim is resolved, these estimates are revised as deemed necessary by the responsible claims personnel based on subsequent developments, new information or periodic reviews of the claims.
     In addition to case reserves and in accordance with industry practice, we maintain estimates of reserves for losses and LAE incurred but not yet reported. We project an estimate of ultimate losses and LAE at each reporting date. The difference between the projected ultimate loss and LAE reserves and the case loss reserves and LAE reserves, is carried as IBNR reserves. By using both estimates of reported claims and IBNR determined using generally accepted actuarial reserving techniques, we estimate the ultimate liability for losses and LAE, net of reinsurance recoverables.
     (response to 1.a.2 and 1.a.4)
     In developing claim and claim adjustment expense (“loss” or “losses”) reserve estimates, the Company performs a complete and detailed reserve analyses each quarter. To perform this analysis the data is organized at a “reserve category” level. A reserve category can be a line of business such as commercial automobile liability, or it may be a particular geographical area within a line of business such as Nevada workers’ compensation. The reserves within a reserve category level are characterized as either short tail or long tail. About 98% of our reserves can be characterized as coming from long tail lines of business. For long tail business, several years may lapse between the time the business is written and the time when all claims are settled. Our long-tail exposures include workers’ compensation, commercial automobile liability, general liability, professional liability, products liability, excess, and umbrella. Short-tail exposures include property, commercial automobile physical damage, and inland marine. The analyses generally review losses both gross of reinsurance and net of reinsurance.
     (response to 1.a.1)
     The standard actuarial methods that we use to project ultimate losses for both long-tail and short-tail exposures include, but are not limited to, the following:
Paid Development Method,
Incurred Development Method,
Paid Bornhuetter-Ferguson Method,
Reported Bornhuetter-Ferguson Method,
Initial Expected Loss Method,
Paid Roll-forward Method, and
Incurred Roll-forward Method
      (response to 1.a.3)
     All of these methods are applied to every reserve category where they are applicable and they create indications for each accident year. We use judgment selecting the best estimate from within these estimates or adjusted estimates. As such, no one method or group of methods is strictly used for any line of business or reserve category within a line of business. The individual selections by year are our best judgments based on the strengths and weaknesses of the method, indications, the inherent variability in the data and the specific modifications to selections for data characteristics.
A brief description of the methods and some discussion of their inherent strengths and weaknesses are as follows:
Paid Development Method. This method uses historical, cumulative paid losses by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years, adjusted as deemed appropriate for the expected effects of known changes in the claim payment environment, and to the extent necessary supplemented by analyses of the development of broader industry data.
     Selection of the paid loss pattern requires analysis of several factors including the impact of inflation on claims costs, the rate at which claims professionals make claim payments and close claims, the impact of judicial decisions, the impact of underwriting changes, the impact of large claim payments and other factors. Claim cost inflation itself requires evaluation of changes in the cost of repairing or replacing property, changes in the cost of medical care, changes in the cost of wage replacement, judicial decisions, legislative changes and other factors. Because this method assumes that losses are paid at a consistent rate, changes in any of these factors can impact the results. Since the method does not rely on case reserves, it is not directly influenced by changes in the adequacy of case reserves.

Incurred Development Method. This method uses historical, cumulative reported loss dollars by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years, adjusted as deemed appropriate for the expected effects of known changes in the claim payment and case reserving environment, and to the extent necessary supplemented by analyses of the development of broader industry data.
     Since the method uses more data (case reserves in addition to paid losses) than the paid development method, the incurred development patterns may be less variable than paid patterns. However, selection of the incurred loss pattern requires analysis of all of the factors listed in the description of the paid development method. In addition, the inclusion of case reserves can lead to distortions if changes in case reserving practices have taken place and the use of case incurred losses may not eliminate the issues associated with estimating the incurred loss pattern subsequent to the most mature point available.
Paid Bornhuetter-Ferguson Method. This is a method that assigns partial weight to initial expected losses for each accident year and partial weight to observed paid losses. The weights assigned to the initial expected losses decrease as the accident year matures.
     The method assumes that only future losses will develop at the expected loss ratio level. The percent of paid loss to ultimate loss implied from the paid development method is used to determine what percentage of ultimate loss is yet to be paid. The use of the pattern from the paid development method requires consideration of all factors listed in the description of the paid development method. The estimate of losses yet to be paid is added to current paid losses to estimate the ultimate loss for each year. This method will react very slowly if actual ultimate loss ratios are different from expectations due to changes not accounted for by the expected loss ratio calculation.
Reported Bornhuetter-Ferguson Method. This is a method that assigns partial weight to the initial expected losses and partial weight to observed reported loss dollars (paid losses plus case reserves). The weights assigned to the initial expected losses decrease as the accident year matures.
     The use of case incurred losses instead of paid losses can result in development patterns that are less variable than paid patterns. However, the inclusion of case reserves can lead to distortions if changes in case reserving have taken place, and the method requires analysis of all the factors that need to be reviewed for the expected loss ratio and incurred development methods.
Initial Expected Loss Method. This method is used directly, and as an input to the Bornhuetter-Ferguson methods. Initial expected losses for an accident year are based on adjusting prior accident year projections to the current accident year levels using underlying loss trends, rate changes, benefit changes, reinsurance structure and cost changes and other pertinent adjustments specific to the line of business.

     This method may be useful if loss development patterns are inconsistent, losses emerge very slowly, or there is relatively little loss history from which to estimate future losses. The selection of the expected loss ratio requires analysis of loss ratios from earlier accident years or pricing studies and analysis of inflationary trends, frequency trends, rate changes, underwriting changes, and other applicable factors.
Paid Roll-forward Method. This method adjusts prior estimates of ultimate losses based on the actual paid loss emergence in the quarter compared to the expected emergence. It is useful in determining reserves that avoid overreacting to ordinary fluctuations in the development patterns.
Incurred Roll-forward Method. This method adjusts prior estimates of ultimate losses based on the actual case incurred loss emergence in the quarter compared to the expected emergence. It is also useful in determining reserves that avoid overreacting to ordinary fluctuations in the development patterns and generally reacts faster than the paid roll-forward method.
     (response to 1.a.1 and 1.a.3)
     Claims for short-tail lines of business settle more quickly than long-tail lines of business, and in general, loss development factors for short-tail lines are smaller than long-tail lines. For long-tail lines, we tend to rely on initial expected loss methods throughout the current accident year then move to development factor based methods for older accident years. Development methods on short-tail lines are generally reliable in the third and fourth quarter of the initial accident year and recorded loss ratios reflect a blend of the development and forecast methods. Short-tail lines represent less than 2% of our total reserves at December 31, 2006.
     The reserve categories where the above methods are not applicable are few. The largest of these is our workers’ compensation residual market reserve category, where we utilize detailed reserve analyses performed by the industry statistical agency NCCI in making our estimates. We adjust these estimates for timing differences in the reporting of the data. The other reserve categories that deviate from the above methods are small, together constituting less than 3% of the total reserves.
     Each of the methods listed above requires the selection and application of parameters and assumptions. For all but the initial expected loss method, the key assumptions are the patterns with which our aggregate claims data will be paid or will emerge over time (“development patterns”). These patterns incorporate inherent assumptions of claims cost inflation rates, and trends in the frequency of claims, both overall and by severity of claim. These are affected by underlying loss trends, rate changes, benefit changes, reinsurance structure and cost changes and other pertinent adjustments which are explicit key assumptions underlying the initial expected loss method. Each of these key assumptions is discussed in the following paragraphs.
     To analyze the development patterns, we compile, to the extent available, long-term and short-term historical data for our insurance subsidiaries, organized in a manner which provides an indication of the historical development patterns. To the extent that the historical data may not provide sufficient information about future patterns—whether due to environmental changes such as legislation or due to the small volume or short history of data for some segments of our business—benchmarks based on industry data, and forecasts made by industry rate bureaus regarding the effect of legislative benefit changes on such patterns, may be used to supplement, adjust, or replace patterns based on our insurance companies’ historical data.
     (response to 1.a.2)
     Actuarial judgment is required in selecting the patterns to apply to each segment of data being analyzed, and our views regarding current and future claim patterns are among the factors that enter into our establishment of the losses and LAE reserves at each balance sheet date. When short-term averages or external rate bureau analyses indicate that the claims patterns are changing from historical company or industry patterns, the new or forecasted information typically is factored into the methodologies. When new claims emergence or payment patterns have appeared in the actual data repeatedly over multiple evaluations, those new patterns are given greater weight in the selection process.
     Because some claims are paid over many years, the selection of claim emergence and payment patterns involves judgmentally estimating the manner in which recently occurring claims will develop many years and at times, decades in the future. When it is likely that the actual development will occur in the distant future, the potential for actual development to differ substantially from historical patterns or current projections is increased.
     This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. In particular, the development factor based methods all have as a key assumption that the development of losses in the future will follow a pattern similar to those measured by past experience and as adjusted either explicitly or by actuarial judgment. There is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of reserves, because the eventual deficiency or redundancy is affected by multiple and varied factors. (response to 1.b.1 and 1.b.2) With respect to the ultimate estimates for losses and LAE, the key assumptions remained consistent for the years ended December 31, 2006 and 2005.
     Variability of Claim Reserve Estimates
     (response to 1.c)
     By its nature, the estimate of ultimate loss and LAE is subject to variability due to differences between our assumptions and actual events in the future. The key assumption that future development will follow a pattern similar to past patterns incorporates most of and encompasses all of the other assumptions.

     One implicit assumption underlying development patterns is that the claims inflation trends will continue into the future similar to their past patterns. To estimate the sensitivity of the estimated ultimate loss and settlement expense payments to an unexpected change in inflationary trends, the actuarial department derived expected payment patterns separately for each major line of business. These patterns were applied to the December 31, 2006 loss and settlement expense reserves to generate estimated annual incremental loss and settlement expense payments for each subsequent calendar year. Then, for the purpose of sensitivity testing, an explicit annual inflationary variance of one percent was added to the inflationary trend that is implicitly embedded in the estimated payment pattern, and revised incremental loss and settlement expense payments were calculated. The effect differed by line of business but overall was less than a 3% change in reserve adequacy. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid.
     Historic development as shown on the page 12 “Analysis of Loss and Loss Adjustment Expense Development” table has been 1% or less in the last two years but was 11% to 35% in the years prior to the underwriting and reserving shift in 2002. At that time, we concentrated our efforts on eliminating underwriting relationships where we had substantial liabilities above an aggregate exposure retained by risk sharing associations and captives. We also accelerated the pace at which we brought the claim administration to our Company employees and away from outside third party administrators.
     Our range of estimates on page 42 shows that presently we evaluate it as going from favorable development of 7.4% to unfavorable of about 5.1%. The range was evaluated based on the ultimate loss estimates from the actuarial methods described above.
Pre-tax Impact on Earnings from a variance in Future Loss
Payments and Case Reserves (in Thousands)

	Minimum		Minimum
Line of Business	Reserve	Range	Reserve	Range
	$ (000)%		$ (000)%

Workers’ Compensation (including Residual Markets)	($9,066)	-5.6%	$7,174	4.4%
Commercial Multiple Peril / General Liability	($5,806)	-9.2%	$5,673	9.0%
Commercial Automobile	($4,924)	-9.0%	$1,407	2.6%

Other	($2,572)	-11.8%	$1,194	5.5%

Total	($22,368)	-7.4%	$15,448	5.1%
     The sensitivity around our workers’ compensation reserves primarily reflects the size and the maturity of the underlying book of business. Our workers’ compensation reserves represent 53.9% percent of our total reserves at December 31, 2006. Workers’ compensation was our first line of business and is still our largest.
     The sensitivity around our Commercial Multiple Peril / General Liability reserves primarily reflect the longer duration of reserves relating to our liability excess program which started in 2003 and currently represents 40% of the $63.1 million reserves in this line of business, as of December 31, 2006.
     The sensitivity around our commercial automobile reserves primarily reflects the speed of reporting of the underlying losses, as well as the maturity of the case law surrounding automobile liability.
     The sensitivity around the other lines of business primarily reflects the size of the underlying book of business. Our other reserves represent 7.2% of total reserves at December 31, 2006. The majority of these reserves represent professional liability programs which tend to be claims-made and reinsured at lower limits, therefore reducing the volatility that is inherent in a smaller book of business.
     All of our reserves are sensitive to changes in the underlying claim payment and case reserving practices as well as the other sources of variations mentioned above.

2.	You disclose that “Our reserves are reviewed by internal and independent actuaries for adequacy on a quarterly basis.” Your reference to independent actuaries suggests to an investor that you are placing reliance on them, which we believe requires that you include their name in the 1934 Act filing. Additionally, if your Form 10-K is incorporated by reference into a 1933 Act registration statement, a consent from the independent actuaries must be provided in the 1933 Act registration statement. Please advise.
Management’s Response:
               The Company does not rely on the review by independent actuaries to set its GAAP reserves. The independent actuaries provide an annual opinion related to statutory reserves only. The Company does not receive an opinion from its independent actuaries on its GAAP reserves. The reviews performed by the external actuaries are used to corroborate the analysis performed by management and our actuarial staff. The Company will delete reference to external actuaries from any future filings.

Liquidity and Capital Resources
Contractual Obligations and Commitments, page 51
3.	You disclose that you have not included your estimated interest expense for your senior debentures and junior subordinated debentures in your table of contractual obligations. Since interest is a contractual obligation, please provide us a revised contractual obligation table that includes the expected payment of interest.
Management’s Response:
The table below provides an enhanced presentation of the contractual obligation table as requested.
The following table is a summary of our contractual obligations and commitments as of December 31, 2006 (in thousands):

	Payments Due by Period
	Total	Due 1 Yr or less	Due 1 — 3 Yrs	Due 3 — 5 Yrs	Due after 5 Yrs
Non-regulated companies:
Lines of Credit (1)	$7,000	$7,000	$—	$—	$—

Long-Term Debt (2)
Senior debentures due 2034: issued $13.0 million, April 2004 with variable interest	13,000	—	—	—	13,000
Senior debentures due 2034: issued $12.0 million, May 2004, with variable interest	12,000	—	—	—	12,000
Junior subordinated debentures due 2035: issued $20.6 million, September 2005, with variable interest	20,620	—	—	—	20,620
Junior subordinated debentures due 2033: issued $10.3 million, September 2003, with variable interest	10,310	—	—	—	10,310

Total Long-term debt	62,930	7,000	—	—	55,930

Interest Payable (3)
Interest on lines of credit	698	698	—	—	—

Interest on Long-term debt:
Senior debentures due 2034: issued $13.0 million, April 2004 with variable interest	8,925	1,470	2,485	2,485	2,485
Senior debentures due 2034: issued $12.0 million, May 2004, with variable interest	8,302	1,320	2,327	2,327	2,328
Junior subordinated debentures due 2035: issued $20.6 million, September 2005, with variable interest	13,347	1,872	3,825	3,825	3,825
Junior subordinated debentures due 2033: issued

	Payments Due by Period
	Total	Due 1 Yr or less	Due 1 — 3 Yrs	Due 3 — 5 Yrs	Due after 5 Yrs
$10.3 million, September 2003, with variable interest	6,787	1,045	1,914	1,914	1,914

Total Interest	38,059	6,405	10,551	10,551	10,552

Operating lease obligations (4)	14,069	2,749	4,757	3,474	3,089

Regulated companies:
Losses and loss adjustment expenses (5)	501,077	140,670	179,453	73,886	107,068

Total	$616,135	$156,824	$194,761	$87,911	$176,639

(1)	Relates to our revolving line of credit.

(2)	Five year call feature associated with debentures, estimated seven year repayment.

(3)	For interest rate terms and actual rates on long-term debt in effect as of 12/31/06, refer to “Long-term Debt” section of “Other Items” section of the “Liquidity and Capital Resources” section of Management’s Discussion and Analysis. Estimates of interest expense for future periods are based on the most current interest rates. For interest due in one year and less, interest is based on accrued interest as of 12/31/06 plus annualized actual year to date expense as of 9/30/07. For interest due 1-3 years, due 3-5 years, and due after 5 years, interest was estimated using the most current rates in effect: on $13 million senior debentures at 9.56%; on $12 million senior debentures at 9.70%; on $20.6 million junior subordinated debentures at 9.27%; on $10.3 million junior subordinated debentures at 9.28%. The assumption that the loans will be repaid at the end of seven years is based on management’s best estimate of the life of the debentures.

(4)	Consists of rental obligations under real estate leases related to branch offices. In addition, includes amounts related to equipment leases.

(5)	The loss and loss adjustment expense payments do not have contractual maturity dates and the exact timing of payments cannot be predicted with certainty. However, based upon historical payment patterns, we have included an estimate of our gross losses and loss adjustment expenses. In addition, we have anticipated cash receipts on reinsurance recoverables on unpaid losses and loss adjustment expenses of $198.4 million, of which we estimate that these payments to be paid for losses and loss adjustment expenses for the periods less than one year, one to three years, three to five years, and more than five years, to be $33.7 million, $64.5 million, $34.9 million, and $65.3 million, respectively, resulting in net losses and loss adjustment expenses of $107.0 million, $115.0 million, $39.0 million, and $41.7 million, respectively.
               We maintain an investment portfolio with varying maturities that we believe will provide adequate cash for the payment of claims. This disclosure will be included prospectively beginning with the 2007 10-K.
               We hope you find the responses complete and sufficient in relation to the above comments. Please direct any questions or comments to Karen M. Spaun (248) 204-8178 or Robert S. Cubbin (248) 204-8031.
Sincerely,

/s/ Robert S. Cubbin Robert S. Cubbin Chief Executive Officer	/s/ Karen M. Spaun Karen M. Spaun Chief Financial Officer